Filed by Patrick Industries, Inc.
Pursuant to Rule 425 under the Securities Act of 1933, as amended and deemed filed pursuant to Rule 14a-12
under the Securities Exchange Act of 1934
Subject Company: Patrick Industries, Inc.

Commission File No.: 000-03922
Date: July 30, 2026

On July 30, 2026, Patrick Industries, Inc. ("the Company") held its second quarter 2026 earnings conference call, during which the proposed merger between the Company and LCI Industries was discussed. The following is a transcript of the earnings conference call:

Second Quarter 2026 Earnings Conference Call
July 30, 2026

Presenters
Andy Nemeth, CEO
Jeff Rodino, President
Matt Filer, CFO
Steve O’Hara, Vice President of Investor Relations

Q&A Participants
Scott Stember – Roth/MKM Partners
Noah Zatzkin – KeyBanc Capital Markets
Craig Kennison – Robert W. Baird
Dan Moore – CJS Securities
Joe Altobello – Raymond James
Tristan Thomas-Martin – BMO Capital Markets

Operator
Good morning, ladies and gentlemen and welcome to Patrick Industries’ Second Quarter 2026 Earnings Conference Call. My name is Rob, and I’ll be your operator for today’s call. At this time, all participants are in a listen-only mode. A question-and-answer session will follow the formal presentation. If anyone should require operator assistance during the conference, please press “star”, “zero”, on your telephone keypad. Please note that this conference is being recorded.

I will now turn the call over to Mr. Steve O’Hara, Vice President of Investor Relations. Mr. O’Hara, you may begin.

Steve O’Hara
Good morning, everyone, and welcome to our call this morning. I am joined on the call today by Andy Nemeth, CEO, Jeff Rodino, President, and Matt Filer, CFO.

Certain statements made in today’s conference call regarding Patrick Industries and its operations may be considered forward-looking statements under the securities laws. The Company undertakes no obligation to publicly update any forward-looking statement, whether as a result of new information, future events or otherwise. Additional factors that could cause results to differ materially from those described in the forward-looking statements can be found in the Company’s Annual Report on Form 10-K, for the year ended December 31, 2025, and the Company’s other filings with the Securities and Exchange Commission (SEC).

Before we begin, I want to briefly address our previously announced merger agreement with LCI Industries. As you would expect, we are limited in what we can say beyond the information that has been publicly disclosed. We remain focused on continuing to execute against our strategic priorities while working through the customary steps required to complete the transaction.

I would now like to turn the call over to Andy Nemeth.

Andy Nemeth
Thank you, Steve. Good morning, everyone. We appreciate you joining us on the call.

The second quarter's results underscore the continued resilience of Patrick's business, as a result of our strategic diversification efforts and reflect many of the same themes we've discussed over the past several quarters. Net sales for the second quarter were $1.04 billion, off less than 1% year-over-year in these uncertain market conditions as revenue growth in our Marine, Powersports and Housing end markets helped offset a decline in our RV revenue, which was heavily impacted by a 16% reduction in RV industry wholesale unit shipments. We estimate overall organic growth contributed 7% during the quarter, and adjusted earnings per diluted share was $1.29, including approximately $0.07 of dilution from our convertible notes and related warrants. On a trailing 12-month basis, net sales were approximately $3.9 billion.

Our second quarter results are an important reminder that Patrick is not defined by one cycle or end market. Our targeted investments over the last decade towards strategically diversifying our business model have created a more resilient platform with broader exposure to attractive market categories within the outdoor enthusiast space. As an example, compared to 2019, RV and Marine wholesale unit shipments are both off more than 20%, yet our trailing 12-month net sales are up nearly 70% and our adjusted earnings per share is up more than 60%. We have thoughtfully expanded our capabilities across various end markets while continuing to deepen the technical, operational and commercial expertise that allows us to bring more value-added, cost-effective solutions to our customers from our deep and wide product portfolio.

Our teams continue to execute with discipline and a clear focus on staying close to our customers. We are focused on strategically positioning the business based on the current run rates and thoughtfully managing costs while preserving operational flexibility needed to respond quickly as demand patterns evolve. This same discipline is also evident across the industries we serve, as OEMs and dealers have continued to prudently manage inventory levels in a way that we believe is healthier than in prior cycles. While this does not eliminate near-term volume pressure, we believe it continues to support positive long-term industry dynamics and positions the channel more effectively for an eventual recovery in demand.

We believe elevated domestic fuel prices, higher interest rates, lower consumer confidence, and monthly payment and price sensitivity continue to weigh heavily on larger ticket discretionary purchases. Our role for our customers is to be a strong value-added solutions-oriented business partner. This work is showing up in several important ways. Through our value engineering initiatives, advanced manufacturing investments, composite solutions, electrical capabilities, aftermarket platform and The Experience, we are helping customers address options and priorities around affordability, production efficiency, labor optimization, product differentiation and speed to market.

Across our platforms, we are working closely with customers to partner on low-cost alternatives under a good, better, best product offering, support their product development needs, respond quickly to changing production schedules and help them deliver great products that meet consumers where they're at today, while continuing to grow our content and build a more durable platform over time.

At the same time, we are prioritizing industry-leading investments in technology, data analytics, and AI-enabled tools that we believe will help further shape our industries for the next era of design and operational excellence.

Across Patrick, we are applying these capabilities in practical, business-focused ways to improve our own operational performance and respond to customer needs with greater speed and precision. During the quarter, we piloted our first-ever internal AI process competition across corporate administrative teams, focused on identifying and rewarding practical applications for automation, analytics, and AI. We are also utilizing AI in our aftermarket platform to guide the introduction of new products to market and improve content generation, better capturing consumer attention and engagement across our digital channels.

Additionally, we are excited to unveil our new advanced manufacturing and printing technology solution for the RV industry. Jeff will touch on this industry-leading advancement shortly. We also remain opportunistic in managing our balance sheet and the allocation of our capital. Our priorities continue to be centered on reinvesting in our business, supporting strategic and organic growth opportunities, maintaining financial flexibility and returning capital to shareholders. During the quarter, we intentionally increased our leverage profile in the short term and repurchased approximately $91 million of our shares, reflecting our confidence in both Patrick's long-term value creation opportunity and the strength of our cash flows.

Finally, I'd like to briefly comment on a recently executed all-stock merger agreement with Lippert. We are incredibly excited about the opportunity ahead and look forward to working closely with key stakeholders as we move through the process. We believe the combination of the amazing Patrick and Lippert teams will create tremendous positive energy to support our customers, enhance our ability to innovate and deliver cost-effective solutions and better serve the industries we care deeply about in a mutually beneficial way. We believe that together with expanded capabilities and a deeper product offering, we will be able to further enhance the value we can deliver to OEM customers, outdoor enthusiasts, team members and shareholders over the long term.

As we have outlined previously, we expect the combination to generate approximately $150 million of net annual run rate cost synergies, allowing us to share savings with our customers in partnership to promote the long-term benefit of our markets with a focus on affordability. The transaction is targeted to close in the first half of 2027, subject to customary shareholder and regulatory approvals. Until closing, we remain two independent companies, and our team's focus is where it has always been, running Patrick's business in the pursuit of delivering the highest quality products and service to our customers.

I’ll now turn the call over to Jeff, who will highlight the quarter and provide more detail on our end markets.

Jeff Rodino
Thanks Andy, and good morning, everyone.

I'll start with a review of our operating performance by end market, including the key customer, channel, and product trends we saw during the quarter.

Our second quarter RV revenue was $407 million, down 15% from the same period in 2025 and represented 39% of consolidated revenue. RV industry wholesale unit shipments declined by 16% in the quarter, which equates to approximately 15,300 fewer units being shipped. On a trailing 12-month basis, RV content per unit, or CPU, was up 7% to $5,303 and on a quarterly basis, CPU increased 2% year-over-year, highlighting our team's success in continuing to win new business through a period of contraction.

RV retail demand has been softer than expected so far this year. Despite some early positive signals at the start of show season, macroeconomic and geopolitical factors have continued to weigh heavily on consumer purchasing behavior. We estimate second quarter 2026 RV retail unit shipments were off 12% to approximately 99,200 compared to RV wholesale unit shipments of approximately 77,600. This implies a seasonal dealer field inventory destock of approximately 21,600 units during the period, resulting in an estimated dealer inventory weeks on hand of approximately 18 to 20 weeks. This is below an estimated 20 to 22 weeks at the end of the first quarter of 2026 and well below the pre-COVID historical averages of 26 to 30 weeks. We remain encouraged by the disciplined production and inventory management across the RV value chain.

At Patrick, we are committed to supporting OEM initiatives through product development, unique design services, continued investment in industry-leading technology, and product solutions across our end markets. As Andy mentioned, we are now launching our multi-million-dollar advanced digital printing technology on our North American Forest Products campus. This industry-leading technology applies high-quality graphics and textures directly onto a much wider range of substrates, including our composite material. Because we can print straight to the substrate, when compared to traditional laminated vinyl or paper, we can improve design flexibility, manufacturing efficiency and quality while serving both value and premium markets, giving customers everything from cost-competitive finishes to richly-textured premium surfaces. We are excited to play a key role in developing and producing the next era of interior and exterior solutions and believe this differentiated capability strengthens our decorative portfolio and creates a new opportunity for both OEM and retail customers.

Second quarter Marine revenue increased 22% to $191 million, representing 18% of consolidated net sales, outperforming marine industry wholesale powerboat unit shipments, which we estimated were flat compared to the prior year period. On a TTM basis, our estimated Marine content per wholesale powerboat unit increased 22% to $4,883, and more importantly, we estimate the majority of this growth was organic in nature. On a quarterly basis, estimated marine CPU increased 22% year-over-year.

We estimate marine retail and marine industry wholesale powerboat unit shipments were 57,800 and 38,800, respectively, in the second quarter. This implies a seasonal dealer inventory destock of approximately 19,000 units. Dealer inventory in the field remains lean at an estimated 17 to 19 weeks on hand, down from an estimated 22 to 24 weeks in the first quarter of 2026, remaining well below the pre-COVID historical averages of 36 to 40 weeks.

Our Marine performance continues to reflect the strength of our organic growth within our diversified portfolio and the benefit of recent strategic acquisitions within the electrical solutions category. Although marine consumers have not been immune to the broader macroeconomic pressures mentioned earlier, our exposure is skewed toward mid to higher-end categories that have generally been more resilient. Similar to RV, we continue to see OEMs and dealers focus on inventory management, production alignment, and opportunities to improve affordability without compromising the overall consumer experience.

Our electrical solutions platform remains another important area of strength within our Marine business. Through the combination of existing capabilities and recently acquired businesses, we are increasingly able to deliver more complete, integrated solutions that help customers reduce complexity, avoid production delays, and improve overall efficiency. Consistent with our long-term strategy, we are focused on bringing a good, better, best approach to the market, allowing customers to tailor product to consumer preferences, price points and model positioning. Looking ahead, we believe our ability to connect multiple brands into broader solutions will continue to differentiate us.

Moving to Powersports, revenue increased 28% to $123 million in the second quarter versus the prior year period, representing 12% of our second quarter 2026 consolidated sales. Our strong performance this quarter was driven by continued strength in utility-focused units, where demand has remained more resilient than in the more discretionary recreational categories. We are encouraged to see some pockets of improvement in certain recreational categories but remain mindful given the broader consumer discretionary environment.

Sportech continues to be an important catalyst and contributor to our Powersports growth story. Consumer demand for cabin closures and other premium utility vehicle content remains healthy, and we continue to benefit from OEM adoption of these features. Much like in our other markets, the Sportech team is committed to advancing operational excellence. The team has recently activated AI-enabled camera systems within their facility, streamlining and enhancing quality control and inspection processes, driving greater consistency throughout production.

On the Housing side of our business, second quarter revenue was up 2% to $320 million compared to the prior year period, representing 31% of consolidated sales. The increase in our Housing end markets reflects positive contributions from the Industrial side of our business, including laminated panels selling into big box stores, which offset continued softness in MH wholesale unit shipments.

Manufactured housing, or MH, represented 55% of our Housing revenue in the quarter, and we estimate MH wholesale unit shipments decreased 8%. Estimated content per MH unit on a TTM basis was $6,673, flat when compared to the prior year period as we focus on maintaining solid content in a softer demand environment. On a quarterly basis, estimated content per MH unit increased 4% year-over-year.

Regarding the 1% decrease in total housing starts, we believe this reflects continued demand constraints related to overall housing affordability, mirroring the factors impacting other big-ticket consumer discretionary products. To that end, we are encouraged by the Road to Housing Act, which became law earlier this month. Over the long term, we believe this new legislation has the potential to unlock some of the pent-up housing demand on both MH and site-built sides. Our Housing businesses and teams are well positioned to benefit from the conversion of pent-up demand for affordable housing. Many studies estimate a significant shortage in affordable housing options in the United States, suggesting a multi-year opportunity to satisfy demand.

I will now turn the call over to Matt Filer, who will provide additional comments on financial performance.

Matt Filer
Thanks, Jeff, and good morning, everyone.

Consolidated net sales for the quarter were $1.04 billion, off less than 1% from the second quarter of 2025. Revenue increases of 22% in Marine, 28% in Powersports and 2% in Housing end markets helped offset lower revenue in our RV end market, attributable to reduced wholesale shipment levels in the quarter.

We estimate the year-over-year change in our revenue was comprised of 7% organic growth, 1% acquisition growth, and negative 9% industry.

Despite the decline in RV revenue, gross margin was 23.8% compared to 23.9% in the second quarter of 2025 as a result of the strategic diversification of our business model.

On an adjusted basis, operating margin was 7.5% compared to 8.3% in the prior year period, reflecting a number of factors, including the aforementioned 16% decline in RV wholesale industry unit shipments and higher oil and fuel prices.

Our overall effective tax rate was 25.2% for the second quarter compared to 25.3% in the second quarter of 2025.

Net income was up 34% to $43 million, or $1.28 per diluted share, compared to net income of $32 million, or $0.96 per diluted share in the prior year quarter. On an adjusted basis, net income was $44 million, or $1.29 per diluted share, compared to $51 million, or $1.50 per diluted share, respectively, in the prior year period. Last year's adjusted net income excluded the impact of one-time costs related to a legal settlement.

Reported and adjusted diluted earnings per share for the second quarter of 2026 included approximately $0.07 in additional accounting-related dilution as a result of Patrick's stock price being above the convertible option strike price for our 2028 convertible notes and related warrants. The prior year's diluted EPS included just $0.03 per share. I would like to point out that our basic share count did decline due to the share repurchases completed in the first and second quarters.

Adjusted EBITDA was $126 million compared to $135 million last year, while adjusted EBITDA margin was 12.1%, lower by 80 basis points from the second quarter of 2025.

Cash provided by operations for the first six months of 2026 was $69 million compared to $189 million in the first six months of 2025. The year-over-year change reflected working capital investment, including inventory levels that remained elevated both in support of the Company's composite products growth strategy, which began in the second half of 2025 as well as our partnership methodology with our RV customers to continue to mitigate price increases and tariffs in providing good, better, best product offerings. Additionally, the decline in RV shipments has delayed a more fulsome release of inventory balances, especially related to composites and other raw material. Based on conversations with customers, we expect improved composite adoption in the second half of the year. Purchases of property, plant and equipment were $18 million during the quarter.

Available liquidity at the end of the second quarter was approximately $691 million, comprised of approximately $661 million of unused capacity on our revolving credit facility and cash on hand. With no major debt maturities until 2028, we have the financial strength and capital necessary to capture long-term organic and inorganic growth opportunities.

At the end of the second quarter, our net leverage was 3.0 times. With increased stock repurchases in the quarter and inventory investments we made for the benefit of our customers, our leverage for the second quarter increased from the prior quarter. We expect to bring leverage down in the coming two quarters in alignment with both normal seasonality of working capital needs as well as our operating model to effectively manage inventory turns.

In the second quarter, we returned a total of approximately $106 million to shareholders, including quarterly dividends of $15 million and share repurchases totaling $91 million. During the quarter, we repurchased approximately 980,000 shares, reflecting our capital allocation strategy, which is focused on reinvesting in our business while directing capital toward the most attractive opportunities to create long-term shareholder value. We continue to view Patrick shares as an attractive investment. At quarter end, approximately $62 million remained available under our existing repurchase authorization. Following the signing of the merger agreement on June 30, we are generally restricted from repurchasing additional shares prior to closing under the agreement's customary interim operating covenants.

I'll now turn to our financial outlook, which is based on Patrick as a standalone company and does not include the previously announced merger with LCI.

We now estimate RV retail will be down low double digits and RV wholesale will be 285,000 to 300,000 units in 2026.

In Marine, we continue to estimate retail shipments will be flat to down slightly and wholesale shipments will be up low single digits in 2026.

In our Powersports end market, we continue to expect both full-year unit shipments and organic content to be up low single digits, implying an overall mid-to-high single-digit increase for our business.

For Housing, we continue to estimate MH wholesale unit shipments and total new housing starts will both be down low-to-mid single digits for 2026.

Based on the revisions to our end market shipments, we now expect our 2026 adjusted operating margin will be flat versus 2025. However, in alignment with our commitment to our partnership with customers and the industries we serve, we are proactively in the marketplace working with customers with incremental volume-based programs in the second half of 2026 to help address affordability. This may negatively impact margins by an additional 20 basis points versus 2025.

We have also updated our 2026 operating cash flow, which we now estimate will be between $320 million and $350 million, with capital expenditures totaling between $70 million to $80 million, and implying free cash flow of approximately $250 million.

For 2026, we continue to estimate that our effective tax rate will be 24% to 25%.

That completes my remarks. We are now ready for questions.

Operator
Thank you. If you’d like to ask a question at this time, you may press “star”, “one”, from your telephone keypad and a confirmation tone will indicate that your line is in the question queue. You may press “star”, “two”, if you would like to withdraw your question from the queue. For participants using speaker equipment, it may be necessary to pick up your handset before pressing the “star” keys. One moment, please, for our first question.

Thank you, and our first question is from the line of Scott Stember with ROTH Capital. Please proceed with your questions.
Scott Stember
Good morning, thanks for taking my questions.

Jeff Rodino
Good morning.

Scott Stember

This morning, a large dealer indicated that sales in July took a little bit of a step down from what we've already seen being weak in the second quarter. Can you talk about what you're seeing with your touch points and how are you envisioning production levels as we go through the summer and heading into the model year changeover and open house?

Jeff Rodino
Hey Scott, this is Jeff. We primarily are looking at the production numbers versus what they reported earlier as far as what they saw in July. It's different pockets with different OEMs as far as what they've said as far as the retail numbers in June and July. Some have been positive, some have not been as positive as others. As far as production levels, as we expected, and really when you see the outlook that Matt talked about at 285K to 300K, the production levels as we see those going into July and August, we are seeing those go down from where we were the first half of the year.

So, they're tracking about where we're at. I know the OEMs are starting to do some sneak peeks with their new models and what they plan on showing at open house. And the hope is that at the open house, we'll be able to see some additional orders to get through the end of the year. But, you know, certainly it's the OEMs and the dealers working together based on what retail is doing to determine the production numbers that we're seeing.

Scott Stember
Got it. And Matt, you made a comment finishing up about, I think it's about working with OEMs, I guess, on pricing for affordability. Maybe just give us a little, you know, a snippet of what's going on and when that could start to work its way into the marketplace to make units more affordable.

Andy Nemeth
Scott, this is Andy. I'll take that one. Yeah, we've been really thoughtful about really partnering with our customers, especially in these dynamic times, but also as we look to the back half and really look at this as an opportunity to demonstrate our partnership and help our OEM partners address the affordability issue that's out there. And it's consistent with some of the themes that we've talked about before, especially as it relates to our ability to bring solutions to customers. help drive value-add, value-engineering opportunities to reduce costs. And then just our ability to procure inventory, our ability to work with customers specifically on their production, their models in custom solutions and really help drive costs. And it's really simple from our perspective. We can do this because of the size and scale that we've got and our ability to flex with customers. And so, as we're looking at these opportunities, we want to be out there in the second half aggressively demonstrating that. And the volume opportunities for us, especially with the procurement abilities to discount inventory for us, we can transfer that over to the customer. So, we think this is a great opportunity to be on offense, again, in many different ways, but certainly in partnership with our customers and helping address affordability.

Scott Stember
Got it. And then just lastly on Powersports, tremendous growth there, increased attachment rates, notably for, I guess, the cab enclosures. One of your bigger customers, a couple of days ago, reported that they're seeing some increased demand in the AI data center end markets. Are you seeing anything on that front? And also, are you seeing increased adoption from other OEMs outside of the ones that we've talked about?

Andy Nemeth
So, our production, what we're seeing from our orders with those customers is in alignment with what they're seeing. So, we kind of move parallel because of the products that we supply to those markets. So, incrementally, what we tell you is everybody's participating and we feel like we're seeing not only the AI volume but -- or I'm sorry, the data center volume, but more importantly, the uptake rate on cab enclosures in the side-by-side units has continued to increase, which has just really been a positive for our Powersports business.

Scott Stember
Got it. That's all I have for now. Thank you.

Operator
Our next questions are from the line of Noah Zatkin with KeyBanc Capital Markets. Please proceed with your question.

Noah Zatzkin
Hi. Thanks for taking my question. I guess first, in Marine, obviously really strong performance there. So, what's kind of driving that from a content perspective and then from an end market perspective, just any thoughts around kind of what you're seeing there maybe relative to RV would be helpful? Thanks.

Andy Nemeth
Sure, Noah. In the Marine side, our solutions efforts are really starting to generate some positive traction. Our tower and windshield solutions, our electrical solutions, our digital systems, our SeaDek flooring programs that we've got out there today, fuel tanks, all those businesses are really gaining traction, especially as we are working with customers, again, similar to what we're doing in the RV side. But from a solutions perspective, we're gaining traction, gaining share on the Marine side because of that ability to put those solutions together. We're seeing resilience at the mid-to-high end in the Marine sector today. So, you know, mid-to-high-end boats are definitely moving right now and that's been a positive for us, especially with our mix geared towards that sector. So, all of it's been positive in Marine and fairly resilient, but we're really excited about the content growth and the team's done an excellent job of gaining traction, especially as it relates to solutions. So, there's a lot of opportunity ahead as well.

Noah Zatzkin
Great, very helpful. And then maybe just one on kind of the capacity side. Like how are you guys thinking about capacity? Have you made any changes with kind of the lower RV end market outlook? And then just any thoughts around your ability to flex if retail were to return next year? Thanks.

Andy Nemeth
Yep, so we are making some capacity adjustments across the platform, but really not losing any scalability. So, we're looking at really optimizing our operations today. We're getting, you know, our model centered around kind of the current run rate environment to be able to, you know, continue to run at these run rates, continue to control what we can control and, you know, again, provide solutions for customers while maintaining that flexibility. We've taken a little bit of capacity out, but nothing that I feel will constrain us, especially if there's an inflection in retail.

Noah Zatzkin
Thank you.

Operator
The next questions are from the line of Craig Kennison with Baird. Please proceed with your questions.

Craig Kennison
Hey, thanks for taking my question. I'm wondering if you could just add broader commentary around commodity pressures that you may be seeing in your business?

Jeff Rodino
Hey, Craig, this is Jeff. Really, we've seen the commodities, I would say, level off. There's some areas maybe in some of the metals that we've seen a little bit of relief actually, but we're trying to monitor that, see where that takes us. Overall, I would tell you that we haven't had any major changes in the commodities in the last quarter. We have seen some things happen on the imported lauan side, but we've actually bought and really inventoried to be able to mitigate that for our customers on a go-forward basis, but we will be seeing that kind of take effect in the probably end of third, fourth quarter, and that's some anti-dumping and countervailing that was put on lauan plywood from Indonesia. So, to that level, we're monitoring that to keep an eye on it. But to that point, we haven't passed anything along to the customers.

Andy Nemeth

Yeah, I think one important thing to just add to that, Craig, is that as we look at kind of the imported plywood and we look at our inventory levels as well, we've definitely invested heavily in our composites program, which we believe has a tremendous future. And as we start to see some of the plywood pricing, you know, go up and above where composites are at, we would expect to see some transition over to composites in addition to the real value proposition for composites, you know, from a total cost perspective.

And so, because of our buying practices and strategies, we've been able to really partner with customers and hold off on a lot of the pricing as it relates to some of these dumping duties that have come into place. It has impacted our composites inventory a little bit. It's moved it a little bit slower. So, we haven't had the turns that we wanted. But really in partnership with our customers, we've been able to flex and really mitigate as much of the pricing as we can. So, we feel good about where the commodities are at, but we do expect to see a little bit, as Jeff mentioned, as it relates some countervailing and anti-dumping duties on the imported plywood going forward. So, we do have offsets for that and feel like, again, we're going to continue to be able to partner with customers in addressing that affordability that's out there.

Craig Kennison
Yeah, thank you. And on the Powersports side, if I look at things right, I believe you had a very robust growth in the quarter, up 28%, but I think your guidance calls for more of like mid-single digit units and content per unit. Is there a reason why things would slow? Is it a function of lapping very strong results, just trying to understand that dynamic.
Andy Nemeth
No, I think we're optimistic that we will continue to see traction there. Like I said, we've been pleasantly surprised with the take rates on cab enclosures in the Powersports sector above and beyond our expectations, and we would hope that would continue. We're just thoughtful about kind of where we sit today and the market conditions that are out there. But our hope is that we're going to continue to see positive upward trajectory on those take rates in addition to strong demand. So, I think we're just probably a little bit cautiously optimistic, if you will. But I do believe there's tremendous opportunity for our products, especially with the traction that we've gained. And again, some of the customer partnerships that we have out there.

Craig Kennison
Great. Thank you.

Operator
Our next question is from the line of Dan Moore with CJS Securities. Please proceed with your questions.

Dan Moore

Good morning, Andy, Jeff, Matt. Thanks for taking the questions. Just looking ahead, obviously another quarter of strong discipline, both in the RV and Marine space from a dealer perspective. How much lower can RV and Marine inventory levels go? What have we seen in the past, and when do we start to maybe risk loss of incremental sales? I recognize we're in a tough, dynamic market right now, but just a little historic perspective would be helpful.

Andy Nemeth
Sure. I think as we look at it today, I think there's capacity across the spectrum to support an inflection in retail. I think we're very encouraged by the discipline that we're seeing at the dealer level, the OE level, as it relates to managing their production schedules, managing dealer inventories, especially when we look at weeks on hand. We actually, in our estimates, are thinking that dealers are going to take another week out at the end of the year compared to where it was last year, and that's built into this model right now. Just because they can and they can stay that disciplined, but we're positioned to flex very, very quickly and scale very quickly. And I think the OEs are positioned to scale very, very quickly as well. So, I don't anticipate any constraints, especially with where inventories are at. In fact, I'm more excited because of where the inventories are at today with the upside potential and I do think we still do believe they'll need to be a little bit of restock, not necessarily back to historical weeks on hand levels, but we believe that there needs to be a restock at some point in time when we do see a retail inflection to support the demand that's out there and I think there's capacity across the platform to be able to support that.

Dan Moore
Helpful. And just clarifying Matt's comments around volume-based pricing offerings and initiatives looking into the back half of the year. So, the potential impact of an incremental 20 bps beyond the updated guidance, which potentially offset by incremental share and volume gains, is that the right kind of way to think about it?

Andy Nemeth
Yeah. I mean, again, I think we're looking at this as a great opportunity to really embed our partnership with our customers, really provide some opportunities to continue to address affordability. We may sacrifice some margin because of that as it relates to really benefiting the long term of the industry and positioning ourselves really well with our customers. But we definitely want to demonstrate that partnership, and I think this is a great opportunity to do so. And we've got the capacity, we've got the resources to be able to support that, as well as our procurement strategies we feel like can be a benefit to our customers as we continue to share in this partnership with them as it relates to helping address that affordability issue. So, again, we look at this as an opportunity to really be proactive, opportunistic, especially with where volume levels are at today. And we think we've got the platform to be able to do it.

Dan Moore
Perfect. Last for me, working capital, obviously some strategic initiatives, kind of building out the good, better, best and some of the new growth areas as well. Looking to the back half of the year, do you expect working capital to continue to build or could that be a source of incremental cash generation? Thanks again for all the color.

Andy Nemeth
Yeah, no, I think it's a source of cash generation. We look to bring our turns back down a little bit. Like I said, we made some intentional -- certainly some intentional buys on the composite side. But we also, again, as I talked about, really partnered with customers on managing our imported plywood products and pricing, especially as it relates to some of the duties that are out there. And so, again, we really look at this as a partnership across the board. But I do see that as an opportunity from a working capital perspective for cash generation in the back half and expect to do so. And still want to stay on offense, though. I mean, we're going to continue to do what we need to do to position the business for the long term and really support the scalability needs that will be there from an inflection point. So again -- but to answer your question, I think it's a source of capital in the back half.

Dan Moore
All right. Very helpful. Appreciate all the color.

Operator
Our next questions are from the line of Joe Altobello with Raymond James. Please proceed with your questions.

Joe Altobello
Thanks. Hey, guys. Good morning. So, first question, maybe more of a point of clarification on the commentary around working with customers to address affordability issues. Is it that you might see 20 basis points or so of margin degradation, but you'll pick up more volume, so the impact on operating profit dollars is probably going to be neutral?

Andy Nemeth
That's a possibility for sure. And as we look at, again -- I think for us, it's more about really embedding this partnership for the future. And so, to your point, yeah, I mean, from a volume perspective and leveraging our fixed right now with the levels that we're seeing in the marketplace as it relates to shipments, shipments are down 15% for the quarter. But also, we look at first half to second half and first half run rates compared to second half run rates, second-half run rates are likely to be down 20% to 25% from the first half run rates. And so, as we look at absorption opportunities to really continue to drive content gains and solution opportunities with customers, we think this is the right time to do that. But yeah, we could see some offset as it relates to absorption if we pick up that volume as well. So, that's why we said up to or potentially 20 basis points.

Joe Altobello
Okay. And in terms of shipments, obviously, they've been very weak, to say the least. But it seems like mix is improving. Are you guys seeing that on your end in terms of more Class Cs, more Fifth Wheels, etc.?

Jeff Rodino
We're seeing a little bit of that, Joe. I mean, it hasn't really gone back to what we would call the traditional mix in the marketplace. I think it's skewed so much towards the lower end in the last couple of years, that it's every improvement is a little bit of an improvement, but not enough to really move the needle. I mean, we've seen some better activity in some of the motorized where we may have a little bit more content with regards to like paint and some other things that we do on that side. But overall, not a big enough move to make a difference.

Joe Altobello
Okay, maybe the last one for me on pricing. You mentioned that commodity costs have leveled off here. How much should pricing play in terms of revenue growth in the back half of the year?

Andy Nemeth
Revenue in the back half is your question? Sorry, Joe.

Joe Altobello
Yeah.

Andy Nemeth
We don't have that built in. I think we expect it to be neutral in the back half.

Joe Altobello
Got it. Thank you.

Operator
The next question is from the line of Tristan Thomas-Martin with BMO Capital Markets. Please proceed with your questions.

Tristan Thomas-Martin
Hey, good morning. Just a quick clarification. And for your 2026 wholesale unit guidance, are you assuming shipments and production are in line?

Andy Nemeth

I didn't hear the last part of that –

Steve O’Hara
Shipments and production are in line with each other.

Andy Nemeth
Yes, we are.

Tristan Thomas-Martin
Okay, and then just, are you seeing any of the OEMs kind of trade down the good, better, best price points?

Andy Nemeth
We're definitely seeing interest in some of the programs that we're putting out there and the opportunities and options that we have as it relates to good, better, best. So yes, what I would say is that the OEMs are definitely interested in some of the programs, they're definitely interested in different product options to be able to help address this affordability. So, I would say yes.

Tristan Thomas-Martin
Okay, and then is that kind of potential trade down? Is that included in that essentially 20 basis points of margin headwinds, or no?

Andy Nemeth
Yes. Yes, that's included.

Tristan Thomas-Martin
Okay. And then just a Jeff question. The digital printing, is there any way to think about like sizing or kind of impact or margin profile or anything you could give us would be helpful? Thanks.
Jeff Rodino
Yeah, so we're really excited about this digital printing process. It's not come without like years of research and development from our team to get to where we are at today. We really think it'll move the needle in the way we think about interior panels within an RV. And so, I think you know from a, you know, pricing standpoint, we're working through that. You know, it's going to be very competitive with where we are at today with regards to our traditional laminated product but give us a lot more flexibility to design and develop really kind of on the fly, be able to service product well on down the road because we can print one-off panels. So, there's a lot of exciting features to what we're doing. And the reception from the customers so far has been very positive. So, we're looking forward to seeing how that develops.

As far as sizing, right now, you know, we're really working on traditional size panels. However, in the coming quarters, you'll probably hear more from us about some additional developments as we work towards more exciting parts to what we're looking to accomplish for the OEMs.

Tristan Thomas-Martin
Great. Thank you.

Operator
Thank you. Ladies and gentlemen, I'll turn the call over to Andy Nemeth for closing remarks.

Andy Nemeth
I just want to finish up by really thanking our team for some tremendous efforts in some very dynamic market conditions. The energy of the team, the spirit that we're seeing out of our entire team across the platform has been just really inspiring, especially as we kind of see some volatility in certain markets and the upside potential that we have in our other markets.

I think we also want to thank our customers for their partnership. I think as we sit here today and look at the market conditions and the volatility, we really feel like this is a great opportunity to further embed our value proposition with our customers. And I think as we look at our ability to generate cash, the opportunity to really be thoughtful as we have been in our capital allocation strategy and deploy capital and reinvesting in the business, we just think there's a ton of opportunity and we feel like we can be in a position to be on offense.

Our M&A pipeline is starting to gain some traction and we're feeling some possibilities certainly there to continue to execute in the back half of the year. So, we look at the options that are in front of us and we're very optimistic about what we can do despite these market conditions and control what we can control.
So, again, we're feeling good about where Patrick is positioned. We're excited about the team. And I'm really excited about the opportunities to really, really partner with customers on a go-forward basis even more so.

So, with that, we look forward to talking to you at the end of the next quarter.

Operator
Thank you. This concludes today's conference. You may disconnect your lines at this time. Thank you for your participation.

Editor

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This transcript contains certain statements related to future results, our intentions, beliefs and expectations or predictions for the future, which are forward-looking statements as that term is defined in the Private Securities Litigation Reform Act of 1995. These forward-looking statements involve a number of risks and uncertainties that could cause actual results to differ materially from either historical or anticipated results depending on a variety of factors. Potential factors that could impact results include: the effects of external macroeconomic factors, including adverse developments in world financial markets, disruptions related to tariffs and other trade issues, and global supply chain interruptions; challenges and risks associated with importing products, such as the imposition of duties, tariffs or trade restrictions, changes in international trade relationships or governmental policies, including the imposition of price caps, or the imposition of trade restrictions or tariffs on any materials or products used in the operation of our business; adverse economic and business conditions, including inflationary pressures, cyclicality and seasonality in the industries we sell our products; the effects of interest rate changes and other monetary and market fluctuations; the deterioration of the financial condition of our customers or suppliers; the ability to adjust our production schedules up or down quickly in response to rapid changes in demand; the loss of a significant customer; changes in consumer preferences; pricing pressures due to competition; conditions in the credit market limiting the ability of consumers and wholesale customers to obtain retail and wholesale financing for RVs, manufactured homes, and marine products; public health emergencies or pandemics, such as the COVID-19 pandemic; the imposition of, or changes in, restrictions and taxes on imports of raw materials and components used in our products; information technology performance and security, including our ability to deter cyberattacks or other information security incidents; any increased cost or limited availability of certain raw materials; the impact of governmental and environmental regulations, and our inability to comply with them; our level of indebtedness; the ability to remain in compliance with our credit agreement covenants; the availability and costs of labor and production facilities and the impact of labor shortages; inventory levels of retailers and manufacturers; the ability to manage working capital, including inventory and inventory obsolescence; the ability to generate cash flow or obtain financing to fund growth; future growth rates in the Company's core businesses; realization and impact of efficiency improvements and cost reductions; the successful integration of acquisitions and other growth initiatives; increases in interest rates and oil and gasoline prices; the ability to retain key executive and management personnel; the impact on our business resulting from wars and military conflicts such as war in Ukraine and evolving conflict in the Middle East; natural disasters or other unforeseen events, and adverse weather conditions. There can be no assurance that any forward-looking statement will be realized or that actual results will not be significantly different from that set forth in such forward-looking statement. Information about certain risks that could affect our business and cause actual results to differ from those expressed or implied in the forward-looking statements are contained in the section entitled “Risk Factors” in the Company’s Annual Report on Form 10-K for the year ended December 31, 2025, and in the Company's Forms 10-Q for subsequent quarterly periods, which are filed with the Securities and Exchange Commission (“SEC”)

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